

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2024

Daniel Mamadou
Chief Executive Officer
Welsbach Technology Metals Acquisition Corp.
4422 N. Ravenswood Ave #1025
Chicago, Illinois 60640

      Re: Welsbach Technology Metals Acquisition Corp.
            Preliminary Proxy Statement on Schedule 14A
            Filed on May 17, 2024
            File No. 001-41183

Dear Daniel Mamadou:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Manufacturing